Filed by WCB Holding Corp.
                         Pursuant to Rule 425
                         Under the Securities Act of 1933
                         Commission File No.: 333-44522
                         Subject Company:  FPL Group, Inc.


          The following communications contain certain
"forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are naturally subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained herein. The forward-looking statements herein include statements about future financial and operating results and the proposed transaction between ENTERGY CORPORATION and FPL GROUP, INC. The following factors, among others, could cause actual results to differ materially from those described herein: inability to obtain, or meet conditions imposed for, governmental approvals for the merger; failure of the shareholders of FPL GROUP, INC. or the shareholders of ENTERGY CORPORATION to approve the merger; the risk that the FPL GROUP, INC. and ENTERGY CORPORATION businesses will not be integrated successfully; and other economic, business, competitive and/or regulatory factors affecting FPL GROUP, INC.'s business generally. More detailed information about those factors is set forth in FPL GROUP, INC.'s filings with the Securities and Exchange Commission, including its Current Report on Form 8-K dated November 2, 2000.

                 * * * * * * * * * * * * * *

          Investors and security holders are urged to read the joint proxy statement/prospectus regarding the business combination transaction referenced in the foregoing information because it contains important information. The joint proxy statement/prospectus was filed with the Securities and Exchange Commission by WCB HOLDING CORP. on August 25, 2000, as amended on October 13, 2000 and November 3, 2000. Investors and security holders may review the joint proxy statement/prospectus and other documents filed by FPL GROUP, INC. and ENTERGY CORPORATION with the Securities and Exchange Commission at the Commission's web


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site at www.sec.gov. The joint proxy statement/prospectus and these other documents may also be obtained for free from the appropriate company at the following addresses:

FPL GROUP, INC.                     Entergy Corporation
700 Universe Boulevard              639 Loyola Avenue
Juno Beach, Florida 33408           New Orleans, Louisiana 70113
(561) 694-4694                      (504) 576-4212
Attention:  Dinah Washam            Attention:  Christopher T. Screen


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FPL GROUP

                                                                        FYIFAX

                        Please copy, post or route this important information.

-----------------------------------
Merger Update #9 November 14, 2000

-----------------------------------

Merger proxy approved; special shareholder meeting set; filings with state commissions underway

FPL Group's merger with Entergy continues to move forward following the approval of registration and joint proxy statements by the Securities and Exchange Commission. This paves the way for shareholder approval at a special FPL Group shareholder meeting in New York City December 15.

     Employees who own shares of FPL Group stock will be receiving at their homes within the next few days copies of the joint proxy statement, along with instructions on voting by mail, telephone or Internet. All shareholders are urged to vote.

     Entergy has filed documents reviewing the benefits of the merger with several public service commissions in its service territories.

     The filed documents include information about estimated expenses, savings and staff reductions resulting from the merger. While the exact impact of the merger cannot be determined at this time, we expect net savings in our regulated and unregulated businesses to be more than $1.7 billion over the next 10 years. These savings will be achieved through eliminating duplicate functions, combining similar corporate functions and capitalizing on economies of scale.

     While a synergies study estimates a 5.3 percent reduction over the first three years in the two companies' utility operations, the transition team will develop detailed integration plans that will address, among other factors, job reductions. We would expect these

A CORPORATE COMMUNICATIONS NEWS SERVICE FOR EMPLOYEES OF FPL GROUP

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reductions to be achieved through attrition, controlled hiring, workforce force re-deployment and targeted separation where necessary.

     The Florida Public Service Commission earlier this year opened a docket to review the impact of our merger on customer service and rates. While we do not have to seek approval from the FPSC on the merger, we will continue to have discussions with the Commission on these subjects.

Employee Questions and Answers:

Q How can you know how much money will be saved when you don't have information on the specific jobs to be cut?
     The information that appears in Entergy's filings regarding the reduction of positions was based upon the foreseeable integration of existing corporate, administrative and back office support areas. The merger provides an opportunity to consolidate these functions and eliminate redundant activities. The cost savings specific to the position reductions were calculated using an average blended salary for the identified number of positions. These estimates were jointly developed by the two companies with assistance from consultants.

Q Are these reductions subject to change in the future? The number of positions identified in the filings are estimates and are subject to change. The Transition teams will address staffing issues later in the merger process and may adjust the number of positions accordingly.

Q Will these be voluntary cutbacks? Will employees be offered voluntary packages? The specific process to achieve the reductions has not yet been identified. The reductions may be achieved through a variety of different means including attrition, controlled hiring, workforce re-deployment, work realignment, and targeted separation where necessary. At this time we are not anticipating a system where employees volunteer for a severance program.

Q What should I tell my friends and family that these filings really mean? These filings are required as part of the many regulatory approvals associated with the merger. The filings are designed to establish the overall high level details of the benefits and costs associated with the merger between FPL Group and Entergy.

Q It has been stated that employees would know if they had a job in the new organization in December. Is this still true? If not, when and how will we know? Staffing issues will not be decided until sometime next year.

A CORPORATE COMMUNICATIONS NEWS SERVICE FOR EMPLOYEES OF FPL GROUP

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Q    What impact will these cutbacks have on field workforce employees? We would not expect any of the field workforce to be affected by the merger.

Q    Have severance packages been determined yet?
     The filings include an example severance package of three weeks base pay per year of service up to a maximum of one year; however, this package reflects general parameters, not certainties. Specific programs have not been identified at this time and will require the consideration of the management and human resources philosophy of the combined companies. Even after these programs are initially established, the combined company will reserve the right to adjust the programs as necessary.

Q How many jobs are expected to be eliminated from the FPL Group workforce? We have estimated the number of job reductions for the combined utilities. It is premature to know how staffing levels for each company will be affected.

Q What is the status of the restructuring for the new organization and when and how will employees find out about layoffs in their area and companywide?
     The transition teams remain focused on the initial planning stages of the merger as well as preparing for regulatory filings and approvals. No specific timeline has been established regarding staffing or reductions. These types of issues will be addressed and communicated later in the process.

Q What should I do if a reporter asks me to comment on the filing? All media inquiries should be directed to media relations at 305-552-3888.

A CORPORATE COMMUNICATIONS NEWS SERVICE FOR EMPLOYEES OF FPL GROUP

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SEC Required Disclosures

Safe Harbor Statement under the Private Securities Litigation Reform Act of
1995

     Information in this document may contain forward looking statements within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of FPL Group, Inc. and Entergy Corporation are based on current expectations that are subject to risk and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to, risks and uncertainties relating to: changes in laws or regulations, changing governmental policies and regulatory actions with respect to allowed rates of return including but not limited to return on equity and equity ratio limits, industry and rate structure, operation of nuclear power facilities, acquisition, disposal, depreciation and amortization of assets and facilities, operation and construction of plant facilities, recovery of fuel and purchased power costs, decommissioning costs, present or prospective wholesale and retail competition (included but not limited to retail wheeling and transmission costs), political and economic risks, changes in and compliance with environmental and safety laws and policies, weather conditions (including natural disasters such as hurricanes), population growth rates and demographic patterns, competition for retail and wholesale customers, availability, pricing and transportation of fuel and other energy commodities, market demand for energy from plants or facilities, changes in tax rates or policies or in rates of inflation or in accounting standards, unanticipated delays or changes in costs for capital projects, unanticipated changes in operating expenses and capital expenditures, capital market conditions, competition for new energy development opportunities and legal and administrative proceedings (whether civil, such as environmental, or criminal) and settlements and other factors. Readers are referred to FPL Group, Inc.'s and Entergy Corporation's most recent reports filed with the Securities and Exchange Commission.

Additional Information and Where to Find It

In connection with the proposed merger, FPL Group, Inc. and Entergy Corporation will file a joint proxy statement / prospectus with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT / PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement / prospectus (when available) and other documents filed by FPL Group, Inc. and Entergy Corporation with the Commission at the Commission's web site at http://www.sec.gov. Free copies of the joint proxy statement / prospectus, once available, and each company's other filings with the Commission may also be obtained from the respective companies. Free copies of FPL Group's filings may be obtained by directing a request to FPL Group, Inc., 700 Universe Blvd., P.O. Box 14000, Juno Beach, FL 33408-0420, Telephone: (561) 694-4000. Free copies of Entergy's filings may be obtained by directing a request to Entergy Corporation, 639 Loyola Avenue, New Orleans, Louisiana 70113, Telephone: (504) 576-4000.

Participants in Solicitation

FPL Group, Inc., Entergy Corporation and their respective directors, executive officers and other members of their management and employees may be soliciting proxies from their respective stockholders in favor of the merger. Information concerning FPL Group's participants in the solicitation is set forth in FPL Group's Current Report on Form 8-K filed with the Commission on July 31, 2000, and information concerning Entergy's participants in the solicitation is set forth in Entergy's Current Report on Form 8-K filed with the Commission on July 31, 2000.

A CORPORATE COMMUNICATIONS NEWS SERVICE FOR EMPLOYEES OF FPL GROUP